UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2 to Amendment and Restatement)*

Williams Partners L.P.

(Name of Issuer)

Common Units Representing Limited Partnership Interests

(Title of Class of Securities)

96950F 10 4

(CUSIP Number)

Craig L. Rainey

One Williams Center

Tulsa, Oklahoma 74172

(918) 573-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 96950F 10 4

1	NAME OF REPORTING PERSON The Williams Companies, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 305,049,765+
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 305,049,765+
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 305,049,765+
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.7^
14	TYPE OF REPORTING PERSON HC;CO

+	Includes 25,577,521 Common Units issuable upon conversion of 25,577,521 Class D Units which may be deemed to be beneficially owned by the Reporting Persons.
^	Calculated in accordance with Rule 13d-3(d), based on 438,625,699 of the Issuer’s Common Units outstanding as of February 28, 2014 and a total of 25,577,521 Common Units issuable upon the conversion of the Class D Units owned by the Reporting Persons.

CUSIP No. 96950F 10 4

1	NAME OF REPORTING PERSON Williams Gas Pipeline Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 305,049,765+
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 305,049,765+
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 305,049,765+
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.7^
14	TYPE OF REPORTING PERSON OO – limited liability company

+	Includes 25,577,521 Common Units issuable upon conversion of 25,577,521 Class D Units which may be deemed to be beneficially owned by the Reporting Persons.
^	Calculated in accordance with Rule 13d-3(d), based on 438,625,699 of the Issuer’s Common Units outstanding as of February 28, 2014 and a total of 25,577,521 Common Units issuable upon the conversion of the Class D Units owned by the Reporting Persons.

CUSIP No. 96950F 10 4

Introduction

This Amendment No. 2 amends Items 2, 3, 4, 5, 6, and 7 of the amended and restated statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) by The Williams Companies, Inc. (“TWC”), Williams Partners Holdings LLC (“Holdings”), and Williams Gas Pipeline Company, LLC (“WGP”) on July 11, 2013 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on August 13, 2013 (“Amendment No. 1”). This Schedule 13D relates to common units representing limited partner interests (“Common Units”) of Williams Partners L.P., a Delaware limited partnership (the “Issuer”). Unless specifically amended hereby, the disclosure set forth in the Original Schedule 13D, as amended by Amendment No. 1, shall remain unchanged.

Item 2. Identity and Background.

The information previously provided in response to Item 2 is hereby amended and restated by replacing the text thereof in its entirety with the following:

(a)	This Schedule 13D is filed by (i) TWC, a Delaware corporation, and (ii) WGP, a Delaware limited liability company, (collectively, the “Reporting Persons”).

TWC owns directly 100% of WGP; accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)	The principal business address of each of the Reporting Persons is One Williams Center, Tulsa, Oklahoma 74172-0172.

(c)	The principal business of TWC and its affiliates is to operate as an energy infrastructure company focused on connecting North America’s significant hydrocarbon resource plays to growing markets for natural gas, natural gas liquids, and olefins.

(d)	During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	See (d).

(f)	Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, directors and each person controlling the Reporting Persons, as applicable (collectively, the “ Listed Persons “), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the persons listed on Schedule 1 as a director or executive officer of TWC or WGP has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information previously provided in response to Item 3 is hereby amended and supplemented by adding the following:

The information provided or incorporated by reference in Item 4 below is hereby incorporated by reference herein.

Item 4. Purpose of Transaction

The information previously provided in response to Item 4 is hereby amended and restated by replacing the text thereof in its entirety with the following:

                As a result of transfers on July 1, 2013 between TWC and certain of its direct and indirect subsidiaries (the “Transfers”), WGP’s direct ownership of Common Units was increased. The purpose of the Transfers was to consolidate direct ownership of Common Units among TWC and its subsidiaries for administrative efficiency. The Transfers did not result in a change in the number of Common Units beneficially owned by TWC. Following the Transfers, WGP directly owned 276,645,866 Common Units and Holdings directly owned 2,826,378 Common Units.

TWC owns 100% of the general partner of the Issuer, GP LLC. As the sole member of the General Partner and pursuant to the provisions of the General Partner’s limited liability company agreement (the “GP LLC Agreement”), TWC has the ability to influence the management policies and control of the Issuer with the aim of increasing the value of the Issuer and the Common Units and thus the Reporting Persons’ investment. The General Partner owns incentive distribution rights with respect to the Issuer and all of the Issuer’s 2% general partner interest.

Pursuant to the terms of the Issuer’s Amended and Restated Agreement of Limited Partnership, as amended (the “Partnership Agreement”), among other conditions, the General Partner may not be removed from its position as general partner of the Issuer unless 66-2/3% of the outstanding units of the Issuer, voting together as a single class, including units held by the General Partner and its affiliates, vote to approve such removal and the Issuer receives an opinion of counsel regarding limited liability and tax matters. Any removal of the General Partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding units of the Issuer, voting as separate classes. The ownership of more than 33-1/3% of the outstanding units by the General Partner and its affiliates would give them the practical ability to prevent the General Partner’s removal. Because the Reporting Persons control greater than 33-1/3% of the outstanding units of the Issuer, they can prevent the removal of the General Partner.

The Issuer’s Partnership Agreement contains specific provisions that are intended to discourage a person or group from attempting to remove the General Partner as the Issuer’s general partner or otherwise change the Issuer’s management. If any person or group other than the General Partner and its affiliates acquires beneficial ownership of 20% or more of any class of units of the Issuer, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from the General Partner or its affiliates and any transferees of that person or group approved by the General Partner or to any person or group who acquires the units with the prior approval of the board of directors of the General Partner.

Under the Partnership Agreement, the Issuer has agreed to register for resale under the Securities Act of 1933 and applicable state securities laws any Common Units or other partnership securities proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of the General Partner as the Issuer’s general partner.

The Issuer periodically publicly announces financial and cash distribution forecasts and provides updates to those forecasts.

As a result of transfers on December 02, 2013 between TWC and certain of its direct and indirect subsidiaries (the “December 2013 Transfers”), WGP’s direct ownership of Common Units was increased. The purpose of the December 2013 Transfers was to consolidate direct ownership of Common Units among TWC and its subsidiaries for administrative efficiency. The December 2013 Transfers did not result in a change in the number of Common Units beneficially owned by TWC. Following the December 2013 Transfers, WGP directly owned 279,472,244 Common Units and Holdings ceased to own any Common Units of the Issuer.

In addition, on February 24, 2014, the Issuer and certain of its direct and indirect subsidiaries, entered into a contribution agreement with TWC, the General Partner, and WGP (the “Contribution Agreement”) to acquire subsidiaries of TWC (the “Contributed Entities”) that hold Williams’ currently in-service Alberta, Canada operations (the “Contributed Entities” together with related intercompany debt, the “Contributed Interest”). The assets held by the Contributed Entities include an oil sands offgas processing plant near Fort McMurray, Canada, approximately 260 miles of natural gas liquids (“NGL”) and olefins pipelines, as well as an NGL/olefins fractionation facility and butylene/butane splitter facility at Redwater, Canada. The Contributed Entities also hold an in-progress expansion project at the Redwater facility. The aggregate consideration for the Contributed Interest, subject to certain post-closing adjustments, consists of: (i) $25,000,000 cash; (ii) 25,577,521 Class D units representing limited partner interests in the Partnership issued in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof; and (iii) an increase in the capital account of the General Partner to allow it to maintain its 2% general partner interest in the Issuer and the issuance of general partner units to the General Partner equal to 2/98th of the number of Class D units issued. The Contribution Agreement also provides that the Issuer can issue additional Class D units to TWC on a quarterly basis through 2015 for up to a total of $200 million in cash for the purpose of funding the facility expansions at the Redwater facility. In lieu of cash distributions, the Class D units will receive quarterly distributions of additional paid-in-kind Class D units, all of which will be convertible to common units at a future date no earlier than February 2016.

The Class D units have voting rights pursuant to the Partnership Agreement as if they were outstanding Common Units and vote together with the Common Units as a single class, except that the Class D units are entitled to vote as a separate class on any matter on which unitholders are entitled to vote that adversely affects the rights or preferences of the Class D units in relation to other classes of partnership interests in any material respect or as required by law. The approval of a majority of the Class D units is required to approve any matter for which the holders of the Class D units are entitled to vote as a separate class.

Concurrent with the consummation of the Contributed Interest transaction contemplated by the Contribution Agreement on February 28, 2014, the General Partner entered into Amendment No. 11 to the Partnership Agreement (“Amendment No. 11”) to provide for the issuance of the Class D units and the potential waiver of distributions with respect to incentive distribution rights to address any post-closing adjustments in favor of the Partnership.

The foregoing description of the Contribution Agreement and Amendment No. 11 does not purport to be complete and is qualified in its entirety by reference to Amendment No. 11 and the Contribution Agreement, filed as Exhibit 3.1 and Exhibit 10.1, respectively, to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on February 28, 2014, which is incorporated by reference in its entirety in this Item 4.

References to, and descriptions of, the Partnership Agreement in this Item 4 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.3 to the Issuer’s quarterly report on Form 10-Q (File No. 001-32599) filed with the Commission on October 31, 2013, which is incorporated in its entirety in this Item 4, as amended by Amendment No. 11. References to, and descriptions of, the GP LLC Agreement as set forth in this Item 4 are qualified in their entirety by reference to the GP LLC Agreement filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on August 26, 2005 which is incorporated in its entirety in this Item 4.

Item 5. Interest in Securities of the Issuer.

The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:

(a)	(1)	TWC, as the direct 100% owner of WGP, may be deemed to beneficially own 279,472,244 Common Units and 25,577,521 Class D units. If the Class D units are converted to Common Units, TWC may be deemed to be the beneficial owner of a total of 305,049,765 Common Units, which represents 65.7% of the outstanding Common Units, after giving effect to the conversion of the Class D units. TWC may also, pursuant to Rule 13d-3, be deemed to beneficially own the 2% general partner interest and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by the General Partner, which is 100% owned by TWC.

	(2)	WGP is the record owner of 279,472,244 Common Units and 25,577,521 Class D units. If the Class D units are converted to Common Units, WGP would be the record owner of 305,049,765 Common Units, which represents 65.7% of the outstanding Common Units after giving effect to the conversion of the Class D units.

	(3)	See Schedule 1 for the aggregate number and percentage of Common Units beneficially owned by the Listed Persons.

(b)		The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.

(c)		Except as described in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons, has effected any transactions in the Common Units during the past 60 days.

(d)		The Reporting Persons have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Listed Persons. Except for the foregoing and the cash distribution described in Item 6 under the Caption “Issuer’s Partnership Agreement — Cash Distributions,” no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e)		Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information previously provided in response to Item 6 is hereby amended and supplemented by adding the following:

The information provided or incorporated by reference in Item 4 above is hereby incorporated by reference into this Item 6.

Item 7. Materials to be Filed as Exhibits

The information previously provided in response to Item 7 is hereby amended and restated by replacing the text thereof in its entirety with the following:

Exhibit A	Amended and Restated Agreement of Limited Partnership of Williams Partners L.P. (attached as Exhibit 3.3 to the Issuer’s quarterly report on Form 10-Q (File No. 001-32599) filed with the Commission on October 31, 2013 and incorporated herein in its entirety by reference).

Exhibit B	Amendment No. 11 to the Amended and Restated Agreement of Limited Partnership of Williams Partners L.P. (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on February 28, 2014 and incorporated herein in its entirety by reference).

Exhibit C	Joint Filing Statement (attached as Exhibit C to the report on Schedule 13D with respect to the Issuer (File No. 001-32599) filed by the Reporting Persons on July 11, 2013 and incorporated herein by reference).

Exhibit D	Contribution Agreement entered into as of February 24, 2014, by and among The Williams Companies, Inc., Williams Gas Pipeline Company, LLC, Williams Partners GP LLC, Williams Partners L.P., Williams Partners Operating LLC, Williams Field Services Group, LLC, Williams Olefins, L.L.C. and Williams Olefins Feedstock Pipelines, L.L.C. (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on February 28, 2014 and incorporated herein in its entirety by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2014

The Williams Companies, Inc.

By:	/s/ Donald R. Chappel
Name: Donald R. Chappel
Title: Chief Financial Officer

Williams Gas Pipeline Company, LLC

By:	/s/ Rory L. Miller
Name: Rory L. Miller
Title: Senior Vice President – Atlantic—Gulf

Schedule 1

Executive Officers of The Williams Companies, Inc.

Alan S. Armstrong

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Director, Chief Executive Officer, and President

Citizenship: USA

Amount Beneficially Owned: 20,000 (less than 1%) See footnote 3

Frank E. Billings

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Corporate Strategic Development

Citizenship: USA

Amount Beneficially Owned: 0

Allison G. Bridges

c/o The Williams Companies, Inc.

295 Chipeta Way

Salt Lake City, Utah 84108

Principal Occupation: Senior Vice President – West

Citizenship: USA

Amount Beneficially Owned: 758 (less than 1%) See footnotes 1 and 2

Donald R. Chappel

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President & Chief Financial Officer

Citizenship: USA

Amount Beneficially Owned: 22,584 (less than 1%) See footnotes 1 and 2

John R. Dearborn, Jr.

c/o The Williams Companies, Inc.

2800 Post Oak Boulevard

Houston, TX 77056

Principal Occupation: Senior Vice President – NGL & Petchem Services

Citizenship: USA

Amount Beneficially Owned: 0

Robyn L. Ewing

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President & Chief Administrative Officer

Citizenship: USA

Amount Beneficially Owned: 0

Rory L. Miller

c/o The Williams Companies, Inc.

2800 Post Oak Blvd.

Houston, Texas 77056

Principal Occupation: Senior Vice President – Atlantic—Gulf

Citizenship: USA

Amount Beneficially Owned: 0

Fred E. Pace

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – E&C

Citizenship: USA

Amount Beneficially Owned: 0

Brian L. Perilloux

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Operational Excellence

Citizenship: USA

Amount Beneficially Owned: 227 (less than 1%) See footnotes 1 and 2

Craig L. Rainey

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President & General Counsel

Citizenship: USA

Amount Beneficially Owned: 8,067 (less than 1%) See footnotes 1 and 2

James E. Scheel

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President—Northeast G&P

Citizenship: USA

Amount Beneficially Owned: 0

Ted T. Timmermans

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Vice President, Controller & Chief Accounting Officer

Citizenship: USA

Amount Beneficially Owned: 679 (less than 1%) See footnote 4

Board of Directors of The Williams Companies, Inc.

Alan S. Armstrong

(see above)

Joseph R. Cleveland

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 2,000 (less than 1%) See footnote 5

Kathleen B. Cooper

c/o Southern Methodist University

213 Carr Collins Hall

3330 University Boulevard

Dallas, Texas 75275-0117

Principal Occupation: Senior Fellow of the Tower Center for Political Studies at Southern Methodist University

Citizenship: USA

Amount Beneficially Owned: 0

John A. Hagg

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Chairman, Strad Energy Services Ltd.

Citizenship: USA

Amount Beneficially Owned: 0

Juanita H. Hinshaw

7701 Forsyth Blvd., Suite 1000

Clayton, Missouri 63105

Principal Occupation: President and Chief Executive Officer of H&H Advisors (a financial consulting firm)

Citizenship: USA

Amount Beneficially Owned: 2,492 (less than 1%) See footnotes 1 and 2

Ralph Izzo

80 Park Plaza

Newark, New Jersey 07102

Principal Occupation: Chairman, President and Chief Executive Officer of Public Services Enterprise Group Inc.

Citizenship: USA

Amount Beneficially Owned: 0

Frank T. MacInnis

274 Riverside Avenue

Westport, Connecticut 06880

Principal Occupation: Chairman of the Board of The Williams Companies, Inc. and Director of EMCOR Group, Inc. (an electrical and mechanical construction company and energy infrastructure service provider)

Citizenship: USA

Amount Beneficially Owned: 8,792 (less than 1%) See footnotes 1 and 2

Eric D. Mendelbladt

Soroban Capital Partners LLC

444 Madison Avenue

New York, NY 10022

Principal Occupation: Founder, Managing Partner and Chief Investment Officer of Soroban Capital Partners, LLC

Citizenship: USA

Amount Beneficially Owned: 0

Steven W. Nance

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: President and Manager, Steele Creek Energy, LLC

Citizenship: USA

Amount Beneficially Owned: 0

Murray D. Smith

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: President, Murray Smith and Associates (a consulting firm that provides strategic advice to the North American energy sector); former Minister of Energy for Alberta, Canada

Citizenship: USA

Amount Beneficially Owned: 0

Janice D. Stoney

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 8,792 (less than 1%) See footnote 6

Laura A. Sugg

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

Executive Officers of Williams Gas Pipeline Company, LLC

Allison G. Bridges

(see above)

Rory L. Miller

(see above)

Fred E. Pace

(see above)

Brian L. Perilloux

(see above)

Francis E. Billings

(see above)

Management Committee of Williams Gas Pipeline Company, LLC

Donald R. Chappel

(see above)

Robyn L. Ewing

(see above)

1 Listed Person has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Common Units.

2 Listed Person has right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Units.

3 Listed Person is the trustee of the Alan Stuart Armstrong Trust dated June 16, 2010, who has the power to vote or to direct the vote of, the right to receive or the power to direct the receipt of dividends from, the power to dispose or direct the disposition of, and the right to receive the proceeds from the sale of, 10,000 Common Units held by the Trust. The Listed Person’s spouse is the trustee of the Shelly Stone Armstrong Trust dated June 16, 2010, who has the power to vote or to direct the vote of, the right to receive or the power to direct the receipt of dividends from, the power to dispose or direct the disposition of, and right to receive the proceeds from the sale of, 10,000 Common Units held by the Trust.

4 Listed Person and his spouse are the trustees of the Theodore T. and Cathy A. Timmermans Family Trust, dated June 17, 2008, therefore, the Listed Person has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Common Units, and the Listed Person’s spouse also has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 679 Common Units held by the Trust.

5 Listed Person and his spouse are the trustees of the Joe R. Cleveland Family Trust, dated June 18, 2009, therefore, the Listed Person has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Common Units, and the Listed Person’s spouse also has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 2,000 Common Units held by the Trust.

6 Listed Person and her spouse are the trustees of the Larry and Janice Stoney Family Trust, dated March 25, 2008, therefore, the Listed Person has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Common Units, and the Listed Person’s spouse also has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 8,792 Common Units held by the Trust.